Exhibit 99.53

Consent of Shane Fieldgate

The undersigned hereby consents to the inclusion of mineral resource estimates and to the use of and reference to their name, in each case where used or incorporated by reference in the Registration Statement on Form 40-F of Allied Gold Corporation being filed with the United States Securities and Exchange Commission, and any amendments thereto.

/s/ “Shane Fieldgate”
Shane Fieldgate, MAIG RPGeo

Dated: May 27, 2025